ROSSI
RESIDENCIAL

02060240

02 DEC -5 AM 9:09

October 30, 2002

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549
U.S.A.

SUPPL

Ref: Rossi Residencial S.A.
Exemption: No 82-4638

Gentleman/Madam:

We are enclosing a copy of Rossi Residencial's communiqué. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Luciana Rossi Cuppoloni

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Encl. Notice to Investors dated October 30, 2002

cc: Glorinete Laurentino
The Bank of New York

dlw 12/6

Av. Marginal do Rio Pinheiros nº 5.200 – Ed. Miami – Bl. C – CJ. 31 – Jd. Morumbi – SP - Tel.:(11) 3759-8500-Fax:(11) 3759-8547

ROSSI
RESIDENCIAL

ROSSI RESIDENCIAL S.A.
Publicly Held Company
CNPJ 61.065.751/0001-80

NOTICE TO INVESTORS
(in accordance with Brazilian regulation)

Rossi Residencial acquires América Properties

São Paulo, October 30, 2002 – Rossi Residencial S.A. ("Rossi") informs that it has acquired 99.99% of the quotas representing the paid-in capital of América Properties Ltda. ("América Properties") previously owned by companies of the Rossi group, for an amount of R$ 16,120 thousand. With this acquisition Rossi will own 99.99% of the paid-in capital of América Properties.

América Properties is a real estate development company in the City of São Paulo with a focus on high-end residential and commercial developments and with assets of R$60,969 thousand, as of September 30, 2002.

This acquisition is within the scope of the strategy of Rossi, in view of the synergy that shall be obtained with the combination of the activities carried out by the two companies, that will enable Rossi to take an active part in the residential and commercial segments of the real estate development and building business, as well as to operate with all the economic segments of this market.

The net worth of América Properties as of September 30, 2002 has been audited by Deloitte Touche Tohmatsu Auditores Indepentes and a specialized company has evaluated it in an amount of R$33,171 thousand, based upon the discounted cash flow criteria.

Luciana Rossi Cuppoloni
Investor Relations Director